Exhibit 4.50

Termination Agreement

Party A:  Beijing BoheLe Science and Technology Co. Ltd.

Party B:  Beijing Le’An Operational Management Co., Ltd.

Party A and Party B has mutually agreed on the termination, and reached the following agreement:

1.

The “Technology Service Agreement” (hereinafter refer to as “Agreement”) was signed by both parties on May 25, 2020. Both parties agreed to terminate the abovementioned Agreement from July 5, 2021, not to execute, and not to pursue all the responsibilities and consequences arising from the Agreement.

2.This agreement takes into effect after being signed and sealed by both parties.

3.	The agreement shall be made in three copies with the same legal effect, in which Party A shall hold two copies and Party B shall hold one copy respectively.

Party A (Seal):

Representative (Signature):

July 5, 2021

Party B (Seal):

Representative (Signature):

July 5, 2021